Exhibit 99.1

Renren Announces Unaudited Second Quarter 2016 Financial Results

BEIJING, China, August 16, 2016 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•	Total net revenues were US$14.4 million, a 38.5% increase from the corresponding period in 2015.
—	Advertising and IVAS net revenues were US$7.6 million, a 14.6% decrease from the corresponding period in 2015.
—	Financing income was US$6.8 million, compared to US$1.5 million in the corresponding period of 2015.

•	Gross profit was US$1.3 million.

•	Operating loss was US$18.8 million, compared to an operating loss of US$25.3 million in the corresponding period in 2015.

•	Net loss attributable to the Company was US$46.1 million, compared to a net loss of US$70.3 million in the corresponding period in 2015.

•	Adjusted net loss(1) (non-GAAP) was US$40.6 million, compared to an adjusted net loss of US$64.3 million in the corresponding period in 2015.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

Second Quarter 2016 Results

Total net revenues for the second quarter of 2016 were US$14.4 million, representing a 38.5% increase from the corresponding period in 2015.

Advertising and IVAS net revenues were US$7.6 million, representing a 14.6% decrease from the corresponding period of 2015. Advertising revenues were US$0.8 million for the second quarter of 2016, a 78.7% decrease from the corresponding period of 2015. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$6.8 million, representing a 34.7% increase from the corresponding period in 2015. The increase was mainly due to the revenue from woxiu and the new Renren mobile live streaming revenue started this quarter. Monthly unique log-in users decreased from approximately 45 million in June 2015 to approximately 35 million in June 2016.

Financing income was US$6.8 million for the second quarter of 2016, compared to US$1.5 million in the corresponding period of 2015. The increase was in line with the increase of financing receivable from US$62.4 million as of June 30, 2015 to US$207.2 million as of June 30, 2016.

Cost of revenues was US$13.1 million, a 75.4% increase from the corresponding period of 2015.

Operating expenses were US$20.1 million, a 28.7% decrease from the corresponding period of 2015.

Selling and marketing expenses were US$5.2 million, a 40.5% decrease from the corresponding period of 2015. The decrease was primarily due to a decrease in advertising expenses, headcount reductions, and a decrease in personnel related expense.

Research and development expenses were US$4.6 million, a 46.5% decrease from the corresponding period in 2015. The decrease was primarily due to headcount reductions and a decrease in personnel related expense.

General and administrative expenses were US$10.2 million, a 4.9% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were all included in operating expenses, were US$5.5 million, compared to US$6.2 million in the corresponding period in 2015.

Operating loss was US$18.8 million, compared to an operating loss of US$25.3 million in the corresponding period in 2015.

Realized gain on short-term investments was US$0.7 million, compared to a loss of US$48.8 million in the corresponding period in 2015.

Earnings in equity method investments were US$1.4 million, compared to earnings of US$3.3 million in the corresponding period in 2015.

Net loss attributable to the Company was US$46.1 million, compared to a net loss of US$70.3 million in the corresponding period in 2015.

Adjusted net loss (non-GAAP) was US$40.6 million, compared to an adjusted net loss of US$64.3 million in the corresponding period in 2015. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$17.5 million to US$19.5 million in the third quarter of 2016, representing a 98.4% to 121.1% year-over-year increase, driven by the new Renren mobile live streaming and financing business. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily consumer financing and auto financing. Renren.com and our renren mobile application had approximately 236 million activated users as of June 30, 2016.Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2016 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	June 30,
per share, ADS, and per ADS data)	2015	2016

ASSETS

Current assets:
Cash and cash equivalents	$56,226	$78,224
Restricted Cash	122,316	23,355
Short-term investments	2,619	568
Accounts and notes receivable, net	4,044	3,238
Financing receivable, net	144,457	201,321
Prepaid expenses and other current assets	50,321	31,668
Amounts due from related parties	16,484	13,801
Current assets held for sale	7,471	—
Total current assets	403,938	352,175

Non-current assets:
Long-term financing receivable, net	15,273	5,857
Property and equipment, net	33,289	31,039
Long-term investments	810,990	749,526
Other non-current assets	2,313	1,837
Non-current assets held for sale	2,030	—

Total non-current assets	863,895	788,259

TOTAL ASSETS	$1,267,833	$1,140,434

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,031	$3,575
Short-term debt	106,919	8,040
Accrued expenses and other current liabilities	29,731	21,839
Payable to investors	48,893	148,904
Amounts due to related parties	36	10,736
Deferred revenue and advance from customers	3,885	7,573
Income tax payable	6,118	6,672
Current liabilities held for sale	8,138	—
Total current liabilities	208,751	207,339

Non-current liabilities:
Long-term debt	122,072	97,304
Other non-current liabilities	7,622	9,751
Total non-current liabilities	129,694	107,055

TOTAL LIABILITES	338,445	314,394

Shareholders' Equity:
Class A ordinary shares	714	718
Class B ordinary shares	305	305
Additional paid-in capital	1,243,083	1,256,818
Statutory reserves	6,712	6,712
Accumulated deficit	(357,394)	(426,642)
Accumulated other comprehensive income	37,124	(11,871)

Total Renren Inc. shareholders' equity	930,544	826,040

Noncontrolling Interests	(1,156)	—

TOTAL EQUITY	929,388	826,040

TOAL LIABILITIES AND EQUITY	$1,267,833	$1,140,434

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Six Months Ended
(Amounts in US dollars, in thousands, except shares,	June 30,	March 31,	June 30,	June 30,	June 30,
per shares, ADS, and per ADS data)	2015	2016	2016	2015	2016

Net revenues
Advertising and IVAS	$8,878	$6,098	$7,583	$16,987	$13,681
Financing income	1,502	4,681	6,792	1,734	11,473
Total net revenues	10,380	10,779	14,375	18,721	25,154

Cost of revenues	(7,477)	(8,414)	(13,118)	(15,293)	(21,532)

Gross profit	2,903	2,365	1,257	3,428	3,622

Operating expenses:
Selling and marketing	(8,771)	(4,619)	(5,222)	(16,353)	(9,841)
Research and development	(8,616)	(5,339)	(4,610)	(17,374)	(9,949)
General and administrative	(10,770)	(11,584)	(10,238)	(22,743)	(21,822)

Total operating expenses	(28,157)	(21,542)	(20,070)	(56,470)	(41,612)

Loss from operations	(25,254)	(19,177)	(18,813)	(53,042)	(37,990)

Other income	522	2,932	8,404	737	11,336
Exchange loss on offshore bank accounts	(18)	-	(3)	(62)	(3)
Interest income	35	238	252	1,531	490
Interest expense	-	(3,279)	(2,681)	-	(5,960)
Realized (loss) gain on short-term investments	(48,809)	(117)	698	(47,693)	581
Impairment of long term investment	-	-	(35,000)	-	(35,000)
Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(73,524)	(19,403)	(47,143)	(98,529)	(66,546)
Income tax expenses	(2,150)	(582)	(364)	(2,859)	(946)

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(75,674)	(19,985)	(47,507)	(101,388)	(67,492)
Earnings (loss) in equity method investments, net of income tax	3,333	(11,866)	1,409	3,850	(10,457)
Loss from continuing operations	(72,341)	(31,851)	(46,098)	(97,538)	(77,949)

Discontinued operation
Income from operations of discontinued operations, net of income tax	1,856	391	-	3,227	391
Gain on deconsolidation of the subsidiaries, net of income tax	-	8,310	-	-	8,310
Income from discontinued operations, net of income tax	1,856	8,701	-	3,227	8,701

Net loss	(70,485)	(23,150)	(46,098)	(94,311)	(69,248)
Net loss attributable to noncontrolling interests	191	-	-	266	-

Net loss attributable to Renren Inc.	$(70,294)	$(23,150)	$(46,098)	$(94,045)	$(69,248)

Net loss per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.07)	$(0.03)	$(0.05)	$(0.10)	$(0.08)
Diluted	$(0.07)	$(0.03)	$(0.05)	$(0.10)	$(0.08)
Net income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$0.00	$0.01	$-	$0.00	$0.01
Diluted	$0.00	$0.01	$-	$0.00	$0.01
Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.07)	$(0.02)	$(0.05)	$(0.09)	$(0.07)
Diluted	$(0.07)	$(0.02)	$(0.05)	$(0.09)	$(0.07)
Net loss attributable to Renren Inc. shareholders per ADS:
Basic	$(0.21)	$(0.07)	$(0.14)	$(0.28)	$(0.20)
Diluted	$(0.21)	$(0.07)	$(0.14)	$(0.28)	$(0.20)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,018,522,306	1,020,390,797	1,022,385,038	1,020,421,822	1,021,387,919
Diluted	1,018,522,306	1,020,390,797	1,022,385,038	1,020,421,822	1,021,387,919
Weighted average number of shares used in calculating net income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,018,522,306	1,020,390,797	1,022,385,038	1,020,421,822	1,021,387,919
Diluted	1,026,788,329	1,032,344,050	1,022,385,038	1,026,948,989	1,028,585,350

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(Amounts in US dollars, in thousands)	2015	2016	2016	2015	2016

Net loss	$(70,485)	$(23,150)	(46,098)	(94,311)	(69,248)
Add back: Shared-based compensation expenses	6,169	7,204	5,457	12,363	12,661
Add back: Amortization of intangible assets	33	21	-	33	21
Adjusted net loss	$(64,283)	$(15,925)	(40,641)	(81,915)	(56,566)